UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Lori J. Foust	Roberta S. Matlin
Treasurer	President
Inland American Real Estate Trust, Inc.	Inland Investment Advisors, Inc.
2901 Butter field Road	2901 Butterfield Road
Oak Brook, Illinois 60523	Oak Brook, Illinois 60523
(630 218-8000)	(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of April 21 2008.  The shares reported consists of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.  Under the Advisory Agreement, Inland Investment Advisors, Inc. shares the power of disposition with Inland American Real Estate Trust, Inc.

(2) The percentage is calculated based on a total of 13,018,831 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of April 21 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.  The shares reported consist of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.

(2) The percentage is calculated based on a total of 13,018,831 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of April 21 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

CUSIP No. 314308107

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of April 21 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

CUSIP No. 314308107

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of April 21 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

CUSIP No. 314308107

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc. (“Inland American”) with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on April 19, 2007, and Amendment No. 2, the “Schedule 13D”), in connection with the announcement by the Company of its anticipated failure to meet the fixed charge coverage ratio provided in the Company’s Articles Supplementary with respect to 2,000,000 shares of Series A Preferred Stock and Inland American’s decision to defer the exercise of its right to appoint two members of the Company’s board of directors.  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement, or the previous amendment, as applicable.

Item 2.	Identity and Background

Appendix A and Appendix B regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American and Adviser, respectively, which information is incorporated by reference into this Item 2, are amended and restated in their entirety as filed with this Amendment No. 2.

In addition, Item 2 also is hereby amended and supplemented by the addition of the following information:

(a)           Inland Real Estate Investment Corporation (“IREIC”)

(b)           State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business:  IREIC is a wholly-owned subsidiary of TIGI (as defined below) and is the sponsor of Inland American.  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)           IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           IREIC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

(a)           The Inland Group, Inc. (“TIGI”)

(b)           State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

CUSIP No. 314308107

(c)           Principal Business:  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)           TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           TIGI is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

(a)           Daniel L. Goodwin

(b)           Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Occupation:  Chairman and President, The Inland Group, Inc.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)           Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           Mr. Goodwin is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.

(f)            Citizenship:  United States

Inland American, Adviser, IREIC, TIGI and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

CUSIP No. 314308107

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following information:

To the knowledge of Inland American, Adviser, IREIC and TIGI, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through D, respectively, to the extent those officers and directors are not Reporting Persons, because the executive officers and directors who are not Reporting Persons do not own any Shares of the Company.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to Inland American’s agreement with the Company, dated April 10, 2007, to purchase up to 2,000,000 shares of Series A Preferred Stock (the “Series A Preferred”) and in accordance with New York Stock Exchange rules, the Company obtained the approval of its shareholders, at their annual meeting held on December 28, 2007, of the convertibility of the Series A Preferred into Shares.  Inland American has the option after June 30, 2009 to convert some or all of its shares of Series A Preferred.  As of December 31, 2007, all 2,000,000 authorized shares of Series A Preferred had been issued and sold to Inland American at a price of $25.00 per share for an aggregate purchase price of $50 million.  Each share of Series A Preferred is convertible into 1.77305 Shares.

Under the terms of the Articles Supplementary relating to the Series A Preferred, at all times during which the Series A Preferred is outstanding, Inland American as the holder of the Series A Preferred has the right to elect one person to serve as a director of the Company.  In addition, beginning on March 31, 2008 (upon public release of the unaudited interim financial statements for such date), or on any March 31 thereafter, if the Company’s fixed charge coverage ratio (measured on a trailing 12 month basis) is less than 1.2 to 1.0, Inland American will have the right, as the holder of the Series A Preferred Stock, to elect one additional member to the Company’s board of directors.

On April 14, 2008, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2007.  In that filing, the Company announced that it does not expect to meet the fixed charge coverage ratio as measured on March 31, 2008 and that it expects to accept two additional board members to be appointed by Inland American pursuant to the Articles Supplementary.  Inland American has not, however, appointed any directors to the Company’s board and has decided to defer exercising its right to appoint any directors to the Company’s board pending Inland American’s review of alternative courses of action.

CUSIP No. 314308107

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following information:

(a)           See response corresponding to row 11 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)           See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)           During the past 60 days, there have been no Share transactions by any of the Reporting Persons.

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, Adviser, IREIC or TIGI, respectively, has effected any other transactions in Shares of the Company in the last 60 days.

(d)           None.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The Adviser purchased the Shares for the account of its client, Inland American, pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate account that Inland American maintains with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets

CUSIP No. 314308107

of Inland American’s account.  Either party to the Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1.

Because there is no written or other express agreement between or among any of Inland American, TIGI, IREIC, and Mr. Goodwin to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Adviser and Inland American are separate legal entities.  IREIC sponsored Inland American.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  These entities have some common officers and directors; however, the board of directors of Inland American is comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit Number	Exhibit
7.1

The amended Schedule A, dated August 3, 2007, to the Advisory Agreement, dated November 15, 2005, is attached to this Amendment No. 2 as Exhibit 7.1 and replaces in its entirety Schedule A in Exhibit 7.1 as filed with the Initial Statement

7.6	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: April 22, 2008	INLAND INVESTMENT ADVISERS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: April 22, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: April 22, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: April 22, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

CUSIP No. 314308107

Appendices A – D are hereby amended and restated in their entirety:

General Note Regarding Appendices A – D

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

J. Michael Borden, Director

President and Chief Executive Officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen

Brenda G. Gujral, President and Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen

Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix A-1

CUSIP No. 314308107

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc. where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; Chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President – Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer

Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix A-2

CUSIP No. 314308107

Appendix B

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Brenda G. Gujral, Director and Vice President	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix B-1

CUSIP No. 314308107

Appendix C

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix C-1

CUSIP No. 314308107

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President- Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Vice President- Operations	Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix C-2

CUSIP No. 314308107

Appendix D

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; serves on management committee of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-1